Exhibit 21

List of Subsidiaries

Fibrocell Technologies, Inc., a Delaware corporation (wholly owned by Fibrocell Science, Inc.)

Isolagen International, S.A., a company organized under the laws of Switzerland (wholly owned by Fibrocell Technologies, Inc.)